# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yorkville Acquisition Corp., CIK 0002064658
CUSIP: G98659116
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1012 SPRINGFIELD AVENUE, MOUNTAINSIDE, New Jersey (NJ), 07092
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,035,316; sole dispositive power 0; shared dispositive power 1,035,316; aggregate amount beneficially owned 1,035,316 (5.81% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,035,316; sole dispositive power 0; shared dispositive power 1,035,316; aggregate amount beneficially owned 1,035,316 (5.81% of the class)

## Item 1. Issuer
Name of issuer: Yorkville Acquisition Corp.
Address of issuer's principal executive offices:
1012 SPRINGFIELD AVENUE, MOUNTAINSIDE, NEW JERSEY
07092

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Decagon Asset Management LLP (the "Investment Manager") which serves as the investment manager or sub-adviser, with respect to certain funds and accounts (the "DAM Vehicles"), with respect to the Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") of Yorkville Acquisition Corp. (the "Company") held by the DAM Vehicles; and
(ii) Benjamin John Durham ("Mr. Durham") who indirectly controls the Investment Manager, with respect to the Class
A Ordinary Shares held by the Dam Vehicles.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
The filing of this statement should not be construed as an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o Decagon Asset Management LLP
5 SWALLOW PLACE
LONDON, United Kingdom
W1B 2AF
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G as of September 30, 2025 is calculated based upon an aggregate of 17,831,250 Class A Ordinary Shares outstanding as of August 14, 2025, as reported in the Company's Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 14, 2025.
Percent of class: 5.81
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Squarepoint Diversified Partners Fund Limited, a DAM Vehicle, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: November 14th, 2025

DECAGON ASSET MANAGEMENT LLP

By: /s/ Olivia Cooper
Name: Olivia Cooper
Title: COO

/s/ Benjamin John Durham
BENJAMIN JOHN DURHAM

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, Olivia Cooper / COO (11/14/2025)
- Benjamin John Durham: Benjamin Durham, Benjamin Durham / CIO (11/14/2025)